UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-41889

CADELER A/S

(Translation of registrant's name into English)

Kalvebod Brygge 43

DK-1560 Copenhagen V, Denmark

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Stock Exchange Announcement

CADELER A/S: REPORTING ON TRANSACTIONS IN CADELER A/S SHARES BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

Copenhagen, April 3, 2025: Cadeler A/S (“Cadeler”) has received notification pursuant to article 19 of the Market Abuse Regulation (EU) no. 596/2014 of the below transactions related to shares in Cadeler made by persons discharging managerial responsibilities in Cadeler and/or persons closely associated with them.

BW Altor Pte. Ltd., a person closely associated with Andreas Sohmen-Pao, Chairman of the Board of Directors, has made the transactions described in the attached notification on the dates set out therein.

Please see the attached file for further details.

For further information, please contact:

Mikkel Gleerup

CEO, Cadeler

+45 3246 3102

mikkel.gleerup@cadeler.com

Alexander Simmonds

EVP & CLO, Cadeler

+44 7376 174172

Alexander.simmonds@cadeler.com

About Cadeler A/S:

Cadeler is a global leader in offshore wind installation, operations, and maintenance services. Cadeler is a pure play company, operating solely in the offshore wind industry with an uncompromising focus on safety and the environment. Cadeler owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and has for more than 10 years been a key supplier in the development of offshore wind energy to power millions of households. Cadeler’s fleet, expertise and capacity to handle the largest and most complex next-generation offshore wind installation projects positions the company to deliver exceptional services to the industry. Cadeler is committed to being at the forefront of sustainable wind farm installation and to enabling the global energy transition towards a future built on renewable energy. Cadeler is listed on the New York Stock Exchange (ticker: CDLR) and the Oslo Stock Exchange (ticker: CADLR).

For more information, please visit www.cadeler.com

Reporting of transactions made by persons discharging managerial responsibilities and persons closely associated with them in Cadeler A/S’ shares

1	Details of the Reporting Person and their Closely Associated Persons
a)	Name	BW Altor Pte. Ltd.
2	Reason for the notification
a)	Position/status	Closely associated person to Andreas Sohmen-Pao, chairman of the Board of Directors
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Cadeler A/S
b)	LEI	9845008439EUED140282
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction	Purchase of shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		NOK 49.975	580
		NOK 50.15	13,797
		NOK 50.4	117
		NOK 50.9	408

d)	Aggregated information - Aggregated volume - Price	Average price per share: NOK 50.17 Total number of shares:14,902 shares Total price: NOK 747,569.05
e)	Date of the transaction	31 March 2025

f)	Place of the transaction	AQUIS EXCHANGE EUROPE AUCTION ON DEMAND (AOD), AQEA

4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction	Purchase of shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		NOK 50.6	42

d)	Aggregated information - Aggregated volume Price	Average price per share: NOK 50.6 Total number of shares: 42 shares Total price: NOK 2,125.20
e)	Date of the transaction	31 March 2025
f)	Place of the transaction	AQUIS EXCHANGE EUROPE, AQEU
4.3	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction	Purchase of shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		NOK 49.8	3,360
		NOK 49.85	708
		NOK 49.875	810
		NOK 49.9	2,898
		NOK 49.925	840
		NOK 50.0	651
		NOK 50.025	376
		NOK 50.05	314
		NOK 50.1	3,264
		NOK 50.15	8,386
		NOK 50.2	4,859
		NOK 50.25	13,628
		NOK 50.3	557
		NOK 50.4	6,227
		NOK 50.55	2,821
		NOK 50.6	1,429
		NOK 50.65	3,829
		NOK 50.7	133
		NOK 50.75	3,335
		NOK 50.8	1,178
		NOK 50.90	1,979
		NOK 51	6,069

d)	Aggregated information - Aggregated volume Price	Average price per share: NOK 50.35 Total number of shares: 67,651 shares Total price: NOK 3,406,248.50
e)	Date of the transaction	31 March 2025
f)	Place of the transaction	CBOE EUROPE - DXE PERIODIC (NL), BEUP
4.4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772

b)	Nature of the transaction	Purchase of shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		NOK 50.60	196
		NOK 50.70	1061

d)	Aggregated information - Aggregated volume Price	Average price per share: NOK 50.68 Total number of shares: 1,257 shares Total price: NOK 63,710.30
e)	Date of the transaction	31 March 2025
f)	Place of the transaction	CBOE EUROPE - DXE ORDER BOOKS (NL), CEUX
4.5	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction	Purchase of shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		NOK 50.65	950
		NOK 51	25.610

d)	Aggregated information - Aggregated volume Price	Average price per share: NOK 50.99 Total number of shares: 26,560 shares Total price: NOK 1,354,227.50

e)	Date of the transaction	31 March 2025
f)	Place of the transaction	GOLDMAN SACHS BANK EUROPE SE - SYSTEMATIC INTERNALISER, GSEI
4.6	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction	Purchase of shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		NOK 50.3	6,002
		NOK 50.8	812

d)	Aggregated information - Aggregated volume Price	Average price per share: NOK 50.36 Total number of shares: 6,814 shares Total price: NOK 343,150.20
e)	Date of the transaction	31 March 2025
f)	Place of the transaction	JANE STREET NETHERLANDS B.V., JNSI
4.7	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction	Purchase of shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		NOK 49.875	804
		NOK 49.9	691
		NOK 50	11,001
		NOK 50.05	7,744
		NOK 50.1	1,207
		NOK 50.15	1,112
		NOK 50.2	3,674
		NOK 50.3	3,653
		NOK 50.75	1,021
		NOK 50.8	1,195

d)	Aggregated information - Aggregated volume Price	Average price per share: NOK 50.13 Total number of shares: 32,102 shares Total price: NOK 1,609,157.55
e)	Date of the transaction	31 March 2025
f)	Place of the transaction	MORGAN STANLEY EUROPE S.E. - SYSTEMATIC INTERNALISER, MESI
4.8	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction	Purchase of shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		NOK 50.1	498
		NOK 50.25	324
		NOK 50.6	116
		NOK 50.65	656
		NOK 50.8	139

d)	Aggregated information - Aggregated volume Price	Average price per share: NOK 50.43 Total number of shares: 1,733 shares Total price: NOK 87,388.00
e)	Date of the transaction	31 March 2025
f)	Place of the transaction	SIGMA X EUROPE AUCTION BOOK, SGMV
4.9	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction	Purchase of shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		NOK 50.1	1,860
		NOK 50.15	640
		NOK 50.2	659
		NOK 50.25	1,135
		NOK 50.40	1,028
		NOK 50.45	170
		NOK 50.6	1,599
		NOK 50.75	168
		NOK 50.8	979
		NOK 50.9	475
		NOK 51	3,790

d)	Aggregated information - Aggregated volume Price	Average price per share: NOK 50.58 Total number of shares: 12,503 shares Total price: NOK 632,421.35
e)	Date of the transaction	31 March 2025

f)	Place of the transaction	TURQUOISE EUROPE - LIT AUCTIONS, TQEA
4.10	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction	Purchase of shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		NOK 50.7	948

d)	Aggregated information - Aggregated volume Price	Average price per share: NOK 50.7 Total number of shares: 948 shares Total price: NOK 48,063.60
e)	Date of the transaction	31 March 2025
f)	Place of the transaction	DNB BANK ASA, XDNB
4.11	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction	Purchase of shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		NOK 50.6	753

d)	Aggregated information - Aggregated volume Price	Average price per share: NOK 50.6 Total number of shares: 753 shares Total price: NOK 38,101.80
e)	Date of the transaction	31 March 2025
f)	Place of the transaction	Oslo Stock Exchange, XOSL
4.12	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction	Purchase of shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		NOK 49.85	14,787
		NOK 50.2	6,015
		NOK 50.3	20,837
		NOK 50.6	18,300
		NOK 51	3,066

d)	Aggregated information - Aggregated volume Price	Average price per share: NOK 50.31 Total number of shares: 63,005 shares Total price: NOK 3,169,532.05
e)	Date of the transaction	31 March 2025
f)	Place of the transaction	XTX MARKETS SAS, XTXE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 3, 2025	CADELER A/S
(Registrant)

	By:	/s/ Mikkel Gleerup
	Name:	Mikkel Gleerup
	Title:	Chief Executive Officer